Exhibit 99.2

First Quarter 2023 Results
May 2023

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward-looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EPS, Revenue at Constant Currency and Revenue Growth at Constant Currency. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties. Convenience translation. The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3270 to US$1.00, being the approximate rate in effect as of Mar 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

HIGHLIGHTS & OVERVIEW 01.

All amounts in USD unless stated otherwise Highlights – Q1 2023 Note – Financial figures are unaudited. 1. Revenue at Constant Currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. 2. EBITDA, Adjusted EBITDA and Revenue Growth at Constant Currency are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. 3. Includes additional clients attributable to our Hong Kong subsidiary. 4. Return on Equity: FY22 Profit for the Year over Total Equity on the balance sheet as of Dec 31, 2022. Revenue growth at top end of guidance despite challenging markets 55 (31 Mar 22) +55% Revenue $124m +8.2% YoY (+13.1% YoY in constant currency1,2) Profit for the period $21m +22.5% YoY EBITDA2 $32m +7.0% YoY Adjusted EBITDA2 $30m -16.2% YoY Continued client growth 85 (31 Mar 23) Strong returns 19% Return on Equity4 FY2022 Broad-based growth; Improved revenue diversification Rev +45% YoY3 Clients outside Top 5 83% à 76% Top 5 Client mix Q1 22 to Q1 23 Client count Client count

Strong Asian foothold, expanding our global presence


4 New Geographies in 2021
3 New Geographies in 2022
2 New Geographies in YTD 2023
SPAIN
ROMANIA
TÜRKIYE
CHINA
S. KOREA
JAPAN
INDIA
HONG KONG
VIETNAM
THAILAND
PHILIPPINES
MALAYSIA
INDONESIA
SINGAPORE
COLOMBIA
BRAZIL
18,400+
Employees globally as at Mar 31, 2023

1Q 2023 Revenue Mix


Southeast Asia[2] 63%
North Asia[3] 10%
Others 4%
Global English[4] 23%

Total might not add up due to rounding

Note – Financial figures are unaudited.

1. In addition to the above geographies, companies were set up in Australia and Taiwan in 2022 to deliver business services for a client.
2. Refers to sites in Singapore, Malaysia, Thailand and Vietnam, which mainly serve Southeast Asian languages.
3. Refers to sites in Japan, China, Korea, Hong Kong and Taiwan, which mainly serve North Asian languages.
4. Refers to sites in Philippines, which mainly serve the Global English market.

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Rising client count, broad-based growth “Client count” refers to launched campaigns that are revenue generating. Includes additional clients attributable to our Hong Kong subsidiary. 3. There are 6 clients which have been signed, but not yet revenue generating as of 31 March 2023. Growing client count1,2 +55% Another 6 clients3 have been signed but not yet launched Improved revenue diversification 56% à 50% Top 2 Client mix 83% à 76% Top 5 Client mix Q1 2022 compared to Q1 2023 As of Mar 31 Revenue +45% YoY2 Clients outside Top 5 Broad-based growth

TDCX – Differentiated service mix with deep domain expertise Sales & Digital Marketing > plan and execute ad campaigns over 45-to-60 min conversations Deep understanding of new economy, innovative verticals Domain Expertise Content, Trust & Safety > complex interventions that require human touch and knowledge of cultural norms Omnichannel Customer Experience > beyond simple: more than half are B2B interactions B2C interactions cover highest tiers of complexity or escalation Clients are tapping our deep capabilities for CX advisory and consultancy, as well as for AI related services TDCX AI 13% 27% > Global footprint, Southeast Asia leadership > Strong culture alignment with tech clients > Leveraging technology and continuous innovation Focus on Complex Services Strong Domain Expertise Key Enablers 59% , of which a vast majority are B2B or complex B2C Nimble and well-positioned to blend CX know-how with Gen AI and pivot to new opportunities 1Q 2023 revenue mix by service

Q1 2023 PERFORMANCE 02.

Q1 financial performance Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3270 assumed in converting Q1 22 and Q1 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of Mar 31, 2023. 2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted Net Income Margins, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. Profit for the Period (US$m1) Revenue (US$m1) EPS: 14¢ +8.2% Adjusted EBITDA2 (US$m1) Adj EBITDA Margin2 31.2% 24.2% -16.2% EBITDA2 (US$m1) 26.1% 25.8% EBITDA Margin2 Q1 23 included a net reversal of equity-settled share-based payment expense of around US$4 million. Adjusted Net Income2 (US$m1) Adj EPS2: 13¢ +13.1% in constant currency2 terms

Q1 revenue by service offering Revenue Change by Service (US$m1) FX rate of US$1 = S$1.3270 assumed in converting Q1 22 and Q1 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of Mar 31, 2023. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services. +8% 115 124 Note – Financial figures are unaudited. Total might not add up due to rounding. -17% +23% +9% Omnichannel CX 59% Content, Trust & Safety2 13% Sales & Digital Marketing 27% Revenue Mix by Service Omnichannel CX Sales & Digital Marketing Content, Trust & Safety2 Others3 1% Q1 23

Adjusted EBITDA Margin1 movement Note – Financial figures are unaudited. Totals might not add up due to rounding 1. Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted Net Income Margins and Adjusted EPS are supplemental, non IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non IFRS financial measures to the most directly comparable IFRS measures, see the Appendix. Absence of government grants Q1 22 Q1 23 General overheads Rental, maintenance, telecoms and transport costs Agents, local support and shared service costs Group corporate costs

OUTLOOK 03.

FY23 Revenue growth (YoY) Adjusted EBITDA Margin3 Approximately 25% – 29% FY2023 Outlook On a constant currency basis. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA margin is a supplemental, non IFRS financial measure and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of this non IFRS financial measure to the most directly comparable IFRS measure, see the Appendix. Range: 3% – 8%1,2

APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EBITDA (Unaudited)	For the three months ended Mar 31		
	2023		2022[4]
	US$'000	S$'000	S$'000
Profit for the Period	**20,502**	**27,207**	**22,205**
Adjustments:			
Depreciation and Amortization Expense	8,481	11,254	9,556
Income Tax Expense	4,044	5,366	7,754
Interest Expense	360	478	487
Interest Income	(1,361)	(1,806)	(267)
EBITDA	**32,026**	**42,499**	**39,735**
Equity-settled share-based payment (net reversal) / expense[1]	(3,868)	(5,133)	7,933
Net foreign exchange loss / (gain)[2]	1,117	1,482	(165)
Acquisition-related professional fees[3]	741	983	-
Adjusted EBITDA	**30,016**	**39,831**	**47,503**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3270 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of Mar 31, 2023. Totals might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EBITDA for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three months ended March 31, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted Net Income (Unaudited) For the three months ended Mar 31 H1 20221 (Unaudited) 2023 2021 20224 US$’000 S$’000 S$’000 Profit for the period 20,502 27,207 22,205 Adjustments:   Equity-settled share-based payment (net reversal) / expense1 (3,868) (5,133) 7,933 Net foreign exchange loss / (gain)2 933 1,238 (122) Acquisition-related professional fees3 741 983 - Adjusted Net Income 18,308 24,295 30,016 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3270 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of Mar 31, 2023. Totals might not add up due to rounding. 1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan. 2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects. 3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition. 4. The reported amounts for Adjusted Net Income for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three months ended March 31, 2022.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures Reconciliation of Adjusted EPS (Unaudited) For the three months ended Mar 31 H1 20221 (Unaudited) 2023 2021 20224 Per Share US$ Per Share S$ Per Share S$ EPS 0.14 0.19 0.15 Adjustments:   Equity-settled share-based payment (net reversal) / expense1 (0.03) (0.04) 0.06 Net foreign exchange loss / (gain)2 0.01 0.01 - Acquisition-related professional fees3 0.01 0.01 - Adjusted EPS 0.13 0.17 0.21 To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3270 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of Mar 31, 2023. Totals might not add up due to rounding. 1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan. 2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects. 3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition. 4. The reported amounts for Adjusted EPS for the three months ended March 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three months ended March 31, 2022.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures 1. The exchange rates used for the translation of the local functional currencies of MYR, PHP, THB, JPY and RMB depreciated between 4% to 16% against the Group’s presentation currency of SGD, for the three months ended Mar 31, 2023, compared to the three months ended Mar 31, 2022. To the extent so indicated, financial figures are unaudited. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year. Reconciliation of Revenue Growth at Constant Currency (Unaudited) For the three months ended Mar 31 H1 20221 (Unaudited) Revenue growth as reported Foreign exchange impact Revenue growth at constant currency S$’000 2021 2023 2022 Revenue growth as reported Foreign exchange impact Revenue growth at constant currency Revenue 164,947 152,423 8.2% 4.9%1 13.1%

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